EXHIBIT 99.6

Disclosure of Transactions in Own Shares

Paris, June 13, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 6, 2019 to June 12, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06.06.2019	420,832	47.2429	19,881,324	XPAR
06.06.2019	12,500	47.2416	590,520	BATE
06.06.2019	30,000	47.2434	1,417,302	CHIX
06.06.2019	7,500	47.2449	354,337	TRQX
07.06.2019	419,591	47.8068	20,059,303	XPAR
07.06.2019	42,500	47.8022	2,031,594	BATE
07.06.2019	-	-	-	CHIX
07.06.2019	7,500	47.7971	358,478	TRQX
10.06.2019	272,311	48.1002	13,098,214	XPAR
10.06.2019	10,000	48.0973	480,973	BATE
10.06.2019	25,000	48.0991	1,202,478	CHIX
10.06.2019	15,000	48.1005	721,508	TRQX
11.06.2019	636,378	48.2519	30,706,448	XPAR
11.06.2019	326,000	48.3252	15,754,015	BATE
11.06.2019	157,268	48.2447	7,587,347	CHIX
11.06.2019	72,150	48.2428	3,480,718	TRQX
12.06.2019	822,779	47.4948	39,077,724	XPAR
12.06.2019	341,000	47.3641	16,151,158	BATE
12.06.2019	162,729	47.4440	7,720,515	CHIX
12.06.2019	77,574	47.4426	3,680,312	TRQX
Total	3,858,612	47.7774	184,354,267

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com